FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated: September 6, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Tuesday, September 6, 2005	Symbol: “AKV”: TSX Venture Exchange Symbol: Pink Sheets: “AXVEF” SEC Form 20F Registration CIK: 1194506

ACREX INITIATES WORK ON SPANISH MOUNTAIN GOLD PROSPECT, BC

Acrex Ventures Ltd. (“Acrex”) is pleased to announce that exploration has begun on its Spanish Mtn. property, in central British Columbia. The Spanish Mountain Property is located immediately adjacent to and along strike from Skygold Venture Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture project.  Recent drill results released by the joint venture June 29, 2005 show intercepts of 86.9 meters (285 feet) grading 1.3 grams per tonne gold, and 21.4 meters (70 feet) grading 4.33 grams gold per tonne.  Subsequently, on July 8, 2005, the joint venture reported an additional intercept of 53.3 meters grading 2.05 grams gold per tonne.  The goal of this exploration program is to test potential extensions to this enriched gold system that have been traced by geochemical sampling for 2.5 Km. along strike.

The planned exploration program will involve prospecting and a soil geochemical survey focused on Acrex’s northwestern claim group.  Previous exploration on these claims has found anomalous gold in soil values, as high as 0.5 g/t gold or greater, adjacent to areas of placer gold mining operations.  The soil survey will investigate an area of approximately 2.0 square kilometres extending northwest from the area where previous exploration found anomalous gold values in soils. Prospecting and reconnaissance geochemical sampling will also be carried out over the southeastern claim group where no previous work is known.

The soil geochemical survey is presently underway and will be completed by mid-September. Analytical results are expected by the end of September and will be followed up with detailed geochemical sampling, geological mapping and prospecting in order to define targets for drill testing.

Government geological maps show that the favourable host rocks to gold mineralization on the Skygold/Wild Rose joint venture property extend across both of Acrex’s Spanish Mountain claim groups. Skygold and Wild Rose are currently carrying out an extensive diamond drilling and geological mapping program on their Spanish Mountain joint venture property.

The exploration program is under the supervision of A.G. Troup, P.Eng. (Geological).  Mr. Troup is a director of Acrex Ventures Ltd and is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

“T.J. Malcolm Powell”

T.J. Malcolm Powell, President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.